Exhibit 99.2

Content: Statement of earnings page 2 Segment information page 3 Balance sheet page 4 Cash flow page 5 page 6 Key metrics page 7 page 8 Outlook 2023 page 9 Disclaimer Copyright by Fresenius Medical Care AG & Co. KGaA email: ir@fmc-ag.com phone: +49 6172 609 2525 Revenue development by segment Reconciliation results excl. special items This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release. Fresenius Medical Care AG & Co. KGaA May 9, 2023 COMPLETE OVERVIEW OF THE FIRST QUARTER 2023 Investor Relations

FRESENIUS MEDICAL CARE

Statement of earnings

in € million, except share data, unaudited

	Three months ended March 31,			
	2023	2022	Change	Change at cc
Total revenue	**4,704**	**4,548**	**3.4%**	**1.7%**
Costs of revenue	3,555	3,374	5.4%	3.6%
Selling, general and administrative expenses	782	790	-1.0%	-3.2%
Research and development expenses	56	50	12.3%	10.3%
Income from equity method investees	(28)	(10)	162.4%	161.5%
Other operating income	(117)	(129)	-8.8%	8.9%
Other operating expense	195	125	55.1%	81.3%
Operating income	**261**	**348**	**-24.9%**	**-27.8%**
Operating income excl. special items and PRF [1]	354	390	-9.4%	-12.7%
Interest income	(12)	(14)	-14.4%	-6.5%
Interest expense	95	83	13.8%	11.2%
Interest expense, net	83	69	19.5%	14.8%
Income before income taxes	**178**	**279**	**-36.0%**	**-38.4%**
Income tax expense	45	67	-33.3%	-35.7%
Net income	**133**	**212**	**-36.8%**	**-39.2%**
Net income attributable to noncontrolling interests	47	55	-12.8%	-16.4%
Net income attributable to shareholders of FMC AG & Co. KGaA	**86**	**157**	**-45.1%**	**-47.2%**
Net income attributable to shareholders of FMC AG & Co. KGaA excl. special items and PRF [1]	154	197	-21.6%	-24.2%
Operating income	**261**	**348**	**-24.9%**	**-27.8%**
Depreciation, amortization and impairment loss	438	419	4.5%	1.8%
EBITDA	**699**	**767**	**-8.9%**	**-11.6%**
Weighted average number of shares	293,413,449	293,007,109		
Basic earnings per share	**€0.29**	**€0.54**	**-45.2%**	**-47.2%**
Basic earnings per ADS	**€0.15**	**€0.27**	**-45.2%**	**-47.2%**
In percent of revenue				
Operating income margin	5.5%	7.6%		
Operating income margin excl. special items and PRF [1]	7.5%	8.6%		
EBITDA margin	14.9%	16.9%		

[1] For a reconciliation of special items, please refer to the table on page 8.

Statement of earnings page 2 of 9 May 9, 2023

FRESENIUS MEDICAL CARE

Segment information

unaudited

	Three months ended March 31,			
	2023	**2022**	Change	Change at cc
Total				
Revenue in € million	**4,704**	**4,548**	**3.4%**	**1.7%**
Operating income in € million	**261**	**348**	**-24.9%**	**-27.8%**
Operating income margin	**5.5%**	**7.6%**		
Operating income in € million excl. special items and PRF [1]	354	390	-9.4%	-12.7%
Operating income margin excl. special items and PRF [1]	7.5%	8.6%		
Days sales outstanding (DSO) [2]	76	68		
Employees (headcount)	125,231	130,177		
Care Delivery segment				
Revenue in € million	**3,756**	**3,647**	**3.0%**	**0.7%**
Operating income in € million	**284**	**298**	**-4.4%**	**-8.5%**
Operating income margin	**7.6%**	**8.2%**		
Operating income in € million excl. special items and PRF [1]	302	310	-2.5%	-6.4%
Operating income margin excl. special items and PRF [1]	8.0%	8.5%		
Days sales outstanding (DSO) [2]	71	60		
Care Enablement segment				
Revenue in € million	**1,311**	**1,267**	**3.4%**	**3.4%**
Operating income in € million	**(24)**	**69**	**n.a.**	**n.a.**
Operating income margin	**-1.9%**	**5.5%**		
Operating income in € million excl. special items and PRF [1]	69	96	-28.6%	-31.9%
Operating income margin excl. special items and PRF [1]	5.2%	7.6%		
Days sales outstanding (DSO) [2]	92	100		
Inter-segment eliminations [3]				
Revenue in € million	(363)	(366)	-1.2%	-2.3%
Operating income in € million	(9)	(9)	6.9%	1.3%
Corporate				
Operating income in € million	**10**	**(10)**	**n.a**	**n.a**
Operating income in € million excl. special items and PRF [1]	(8)	(7)	13.7%	-14.7%

[1] For a reconciliation of special items, please refer to the table on page 8.

[2] 2022 includes DSO as of December 31, 2022.

[3] The Company transfers products between segments at fair market value. The associated internal revenues and expenses and any remaining internally generated profit or loss for the product transfers are recorded within the operating segments initially, are eliminated upon consolidation and are included within "Inter-segment eliminations".

cc = constant currency. Changes in revenue, operating income and net income attributable to shareholders of FMC AG & Co. KGaA include the impact of changes in foreign currency exchange rates. We calculate and present these financial measures using both IFRS and at constant exchange rates to show changes in these metrics and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter's year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term "Constant Currency".

Segment information page 3 of 9 May 9, 2023

FRESENIUS MEDICAL CARE

Balance sheet

in € million, except for net leverage ratio, unaudited	March 31, 2023	December 31, 2022
Assets		
Current assets	8,562	8,203
Goodwill and intangible assets	16,895	17,310
Right-of-use assets	4,052	4,187
Other non-current assets	5,992	6,054
Total assets	**35,501**	**35,754**
Liabilities and equity		
Current liabilities	6,492	6,467
Non-current liabilities	13,782	13,838
Total equity	15,227	15,449
Total liabilities and equity	**35,501**	**35,754**
Equity/assets ratio	**43%**	**43%**
Debt and lease liabilities		
Short-term debt from unrelated parties	700	665
Short-term debt from related parties	13	4
Current portion of long-term debt	697	694
Current portion of lease liabilities from unrelated parties	633	650
Current portion of lease liabilities from related parties	25	24
Long-term debt, less current portion	7,328	7,171
Lease liabilities from unrelated parties, less current portion	3,741	3,875
Lease liabilities from related parties, less current portion	129	130
Total debt and lease liabilities	**13,266**	**13,213**
Minus: Cash and cash equivalents	(1,224)	(1,274)
Total net debt and lease liabilities	**12,042**	**11,939**
Reconciliation of annualized adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measures		
Net income	816	895
Income tax expense	303	325
Interest income	(66)	(68)
Interest expense	372	360
Depreciation and amortization	1,716	1,718
Adjustments[1]	358	320
Annualized adjusted EBITDA	**3,499**	**3,550**
Net leverage ratio	**3.4**	**3.4**

[1] Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2023: -€17 M; 2022: -€22 M), non-cash charges, primarily related to pension expense (2023: €53 M; 2022: €54 M), impairment loss (2023: €141 M; 2022: €120 M) and special items, including costs related to the FME25 Program (2023: €150 M; 2022: €155 M), Legal Form Conversion Costs (2023: €2 M), Legacy Portfolio Optimization (2023: €60 M), Net Gain Related to InterWell Health (2023: -€114 M; 2022: -€114 M), Humacyte Investment Remeasurement (2023: €80 M; 2022: €103 M), Hyperinflation in Turkiye (2023: €5 M; 2022: €5 M) and the Impacts Related to the War in Ukraine (2023: -€2 M; 2022: €19 M).

Balance sheet page 4 of 9 May 9, 2023

Cash flow statement in € million, unaudited 2023 2022 Operating activities Net income 133 212 Depreciation, amortization and impairment loss 438 419 Change in working capital and other non-cash items (428) (472) Net cash provided by (used in) operating activities 143 159 In percent of revenue 3.0% 3.5% Investing activities Purchases of property, plant and equipment and capitalized development costs (142) (162) Proceeds from sale of property, plant and equipment 1 2 Capital expenditures, net (141) (160) Free cash flow 2 (1) In percent of revenue 0.0% 0.0% Acquisitions and investments, net of cash acquired, and purchases of intangible assets (4) (36) Investments in debt securities (45) (43) Proceeds from divestitures 12 14 Proceeds from sale of debt securities 15 13 Free cash flow after investing activities (20) (53) Three months ended March 31, Cash flow page 5 of 9 May 9, 2023

FRESENIUS MEDICAL CARE

Revenue development by segment

in € million, unaudited	2023	2022	Change	Change at cc	Organic growth	Same market treatment growth[1]
Three months ended March 31,						
Total revenue	**4,704**	**4,548**	**3.4%**	**1.7%**	**2.4%**	
Care Delivery segment	**3,756**	**3,647**	**3.0%**	**0.7%**	**1.5%**	**0.0%**
Thereof: U.S.	3,003	2,930	2.5%	-2.0%	-1.1%	-0.3%
Thereof: International	753	717	4.9%	11.8%	12.2%	0.5%
Care Enablement segment	**1,311**	**1,267**	**3.4%**	**3.4%**	**3.4%**	
Inter-segment eliminations	(363)	(366)	-1.2%	-2.3%		

[1] Same market treatment growth = organic growth less price effects

Reconciliation of health care services and health care products revenue to new segments

in € million, unaudited	Care Delivery segment	Care Enablement segment	Inter-segment eliminations	Total
Three months ended March 31, 2023				
Health care services revenue	3,713	—	—	3,713
Health care products revenue	43	948	—	991
Inter-segment revenue	—	363	(363)	—
Revenue	**3,756**	**1,311**	**(363)**	**4,704**
Three months ended March 31, 2022				
Health care services revenue	3,607	—	—	3,607
Health care products revenue	40	901	—	941
Inter-segment revenue	—	366	(366)	—
Revenue	**3,647**	**1,267**	**(366)**	**4,548**

Revenue development by segment page 6 of 9 May 9, 2023

unaudited Clinics Growth in % yoy Net change in clinics 1 Patients Growth in % yoy Treatments Growth in % yoy Total 4,060 -2% (56) 343,067 0% 12,843,574 0% Thereof: U.S. 2,636 -2% (35) 206,197 1% 7,709,803 0% Thereof: International 1,424 -3% (21) 136,870 -1% 5,133,771 -1% yoy = year-on-year Key metrics Care Delivery segment Three months ended March 31, 2023 1 Net change in clinics (acquired, de novo, combined, closed and sold) in comparison to December 31, 2022. Key metrics page 7 of 9 May 9, 2023 in € million, except share data, unaudited Results 2023 FME25 Program Legal Form Conversion Costs Legacy Portfolio Optimiza-tion 1 Humacyte Investment Remeasure-ment Sum of special items Results 2023 excl.special items Results 2022 FME25 Program Humacyte Investment Remeasure-ment Ukraine War2 Provider Relief Funding (PRF) Sum of special items and PRF Results 2022 excl. special items and PRF Change Change at cc Three months ended March 31, Total revenue 4,704 — 4,704 4,548 — 4,548 3.4% 1.7% EBITDA 699 22 2 60 (19) 65 764 767 28 3 21 (16) 36 803 -4.9% -7.7% Total operating income 261 26 2 84 (19) 93 354 348 33 3 22 (16) 42 390 -9.4% -12.7% Care Delivery segment 284 17 — 1 — 18 302 298 20 — 8 (16) 12 310 -2.5% -6.4% Care Enablement segment (24) 10 — 83 — 93 69 69 13 — 14 — 27 96 -28.6% -31.9% Inter-segment eliminations (9) — — — — — (9) (9) ———— — (9) 6.9% 1.3% Corporate 10 (1) 2 — (19) (18) (8) (10) — 3 — — 3 (7) 13.7% -14.7% Interest expense, net 83 — 83 69 — 69 19.5% 14.8% Income tax expense 45 6 1 23 (5) 25 70 67 9 0 3 (4) 8 75 -8.3% -11.6% Net income attributable to noncontrolling interests 47 — 47 55 ——— (6) (6) 49 -3.1% -7.1% Net income3 86 20 1 61 (14) 68 154 157 24 3 19 (6) 40 197 -21.6% -24.2% Basic earnings per share €0.29 €0.07 €0.00 €0.21 €(0.04) €0.24 €0.53 €0.54 €0.08 €0.01 €0.06 €(0.02) €0.13 €0.67 -21.7% -24.3% 1 Costs mainly comprise the derecognition of capitalized development costs and the impairment of intangible assets (licenses and distribution rights) as well as termination costs (including certain contractual obligation expenses) related to a dialysis cycler development program which was discontinued in Q1 2023. 3 Attributable to shareholders of FMC AG & Co. KGaA 2 Bad debt expense in Russia and Ukraine and accruals for certain risks associated with allowances on inventories related to the Ukraine War. Special items Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures for comparability with the Company's outlook Results excl. special items Special items and PRF Reconciliation results excl. special items page 8 of 9 May 9, 2023

FRESENIUS MEDICAL CARE

Outlook 2023

	Results 2022	Outlook 2023 (at Constant Currency)
Revenue[1]	€19,398 M	low to mid-single digit percentage rate growth
Operating income[1]	€1,540 M	flat to high-single digit percentage rate decline

[1] Outlook 2023 is based on the assumptions outlined in the earnings release for the fourth quarter and full year of 2022 and excludes special items. Special items include further costs related to the FME25 program, Legal Form Conversion Costs, Legacy Portfolio Optimization, Humacyte Investment Remeasurement and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. The growth rates are based on the results 2022 excluding the costs related to the FME25 program (€204 M for operating income), Net Gain Related to InterWell Health (-€56 M for operating income), Humacyte Investment Remeasurement (€103 M for operating income), Hyperinflation in Turkiye (€5 M for operating income) and the Impacts Related to the War in Ukraine (€49 M for operating income). Additionally, the results 2022 were adjusted for the Provider Relief Funding (-€277 M for operating income).

Outlook 2023 page 9 of 9 May 9, 2023